ISSUER FREE WRITING PROSPECTUS

Dated October 1, 2021

Filed Pursuant to Rule 433

Registration No. 333-259494

HEALTHCARE TRUST, INC.

7.125% SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet
October 1, 2021

Issuer:	Healthcare Trust, Inc. (the “Issuer”)

Security:	7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series B Preferred Stock”)

Number of Shares:	3,200,000 shares (3,680,000 shares if the underwriters’ option to purchase additional Series B Preferred Stock is exercised in full)

Trade Date:	October 4, 2021

Settlement Date:	October 6, 2021 (T+2). The Issuer expects that delivery of the shares will be made against payment therefor on the Settlement Date, which will be the second U.S. business day following the pricing date.

Public Offering Price:	$25.00 per share; $80,000,000 total (assuming the option to purchase additional Series B Preferred Stock is not exercised).

Underwriting Discount:	$0.7875 per share; $2,520,000 total (assuming the option to purchase additional Series B Preferred Stock is not exercised).

Net Proceeds (before expenses and structuring fee):	$24.2125 per share; $77,480,000 total (assuming the option to purchase additional Series B Preferred Stock is not exercised).

Rating	The Series B Preferred Stock has received a “BBB-” investment-grade rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell stock, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Series B Preferred Stock. Each rating should be evaluated independently of any other rating.

Dividend Rate:	7.125% per annum on the $25.00 liquidation preference (equivalent to $1.78125 per annum per share).

Dividend Payment Date:	On or about the 15th day of January, April, July and October. The first quarterly dividend for the Series B Preferred Stock sold in this offering will be paid on January 18, 2022 in an amount equal to $0.42057 per share, covering the period from and including, the date of original issuance, which is expected to be October 6, 2021 to December 31, 2021.

Liquidation Preference:	$25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the date of payment.

Optional Redemption:	On and after October 6, 2026, the Series B Preferred Stock will be redeemable at the Issuer’s option for cash, in whole or in part, at any time or from time to time, at a price per share equal to $25.00, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series B Preferred Stock to be redeemed.

Special Optional Redemption:	Upon the occurrence of a Delisting Event (as defined below), the Issuer will have the option, subject to certain conditions, to redeem the outstanding Series B Preferred Stock, in whole or in part, after the Delisting Event, for a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series B Preferred Stock to be redeemed.

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the shares of Series B Preferred Stock, in whole or in part and within 120 days after the first date on which the Change of Control occurred, by paying $25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date for and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend payable on such payment date will be included in the redemption price).

Delisting Event:	Occurs when, after the original issuance of the Series B Preferred Stock (whether before or after October 6, 2026), the Series B Preferred Stock ceases to be listed on the Nasdaq Stock Market, the New York Stock Exchange (the “NYSE”) or the NYSE American LLC, or listed or quoted on an exchange or quotation system that is a successor to the Nasdaq Stock Market, the NYSE or the NYSE American LLC

Change of Control:	Occurs when, after the original issuance of the Series B Preferred Stock (whether before or after October 6, 2026), the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger, conversion or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions, of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s stock entitled to vote generally in the election of directors (except that the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity, or a parent of the Issuer or the acquiring or surviving entity, has a class of common equity securities listed on the Nasdaq Stock Market, the NYSE or the NYSE American LLC, or listed or quoted on an exchange or quotation system that is a successor to the Nasdaq Stock Market, the NYSE, or the NYSE American LLC

Change of Control Conversion Right:	Upon the occurrence of a Change of Control during a continuing Delisting Event, unless the Issuer has elected to exercise its redemption right, holders of the Series B Preferred Stock will have the right to convert some or all of the Series B Preferred Stock held by such holder into a number of shares of the Issuer’s common stock, par value $0.01 per share, per share of Series B Preferred Stock, which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series B Preferred Stock to be converted plus an amount equal to all dividends accrued and unpaid (whether or not declared) on the Series B Preferred Stock to, but not including, the Conversion Date (unless the Conversion Date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in this sum), by (ii) the Common Stock Price; and

•	3.4483, the Share Cap (subject to pro rata adjustments for any stock splits (including those effected pursuant to a common stock dividend), subdivisions or combinations with respect to shares of the Issuer’s common stock as described in the Issuer’s preliminary prospectus);

The “Common Stock Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control during a continuing Delisting Event by holders of shares of the Issuer’s common stock is other than solely cash, (x) the Non-traded Common Stock Price, if the common stock is not listed on a national exchange on the effective date of any Change in Control or (y) the Traded Common Stock Price, if the common stock is listed on a national securities exchange on the effective date of any Change in Control.

The “Non-traded Common Stock Price” is the currently applicable repurchase price for shares of common stock pursuant to the Issuer’s share repurchase program immediately prior to the effective date of the Change of Control, or, if the Issuer’s share repurchase program has been terminated prior to that date, 100% of the Issuer’s estimated net asset value per share of common stock applicable immediately prior to the effective date of the Change of Control. The “Traded Common Stock Price” is the average of the closing price per share of the Issuer’s common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

If the Issuer elects, prior to the conversion date, to redeem shares of Series B Preferred Stock that would otherwise be converted on the conversion date, such shares of Series B Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price for such shares.

Nasdaq Listing Symbol:	HTIBP

CUSIP:	42226B 303

ISIN:	US42226B3033

Book-Running Managers:	B. Riley Securities, Inc., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., William Blair & Company, L.L.C.

Lead Manager:	Colliers Securities LLC

Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Inc., EF Hutton, division of Benchmark Investments, LLC, Wedbush Securities Inc.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: B. Riley Securities, Inc. at 703-312-9580.